UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Veolia Environnement
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

92334N103
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)
 ☐   Rule 13d-1(c)
 ☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92334N103

1.	Name of Reporting Person Amundi Group
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 28,160,764
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 30,260,386
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,260,386
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 92334N103

1.	Name of Reporting Person Amundi
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of France
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 27,372,891
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 26,766,853
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,505,015
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) FI

CUSIP No. 92334N103

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of Ordinary Shares (the “Shares”) of  Veolia Environnement (the “Issuer”).

Amundi Group is an affiliate of Credit Agricole S.A., a French bank, which holds 73.6% of the stock of Amundi Group. Amundi is a wholly-owned subsidiary of Amundi Group.  The Reporting Persons exercise investment and voting power independently from Credit Agricole S.A. in conformity with the guidance provided in SEC Release 34-39538 (Jan. 13, 1998) and file Schedule 13G independently on that basis.

Item 1.

(a)           Name of Issuer:

Veolia Environnement

 (b)          Address of Issuer’s Principal Executive Offices:

36/38, avenue Kléber
75116 Paris, France

Item 2.

(a)           Name of Person Filing:

Amundi Group
Amundi

(b)           Address of Principal Business Office or, if None, Residence:

The Reporting Persons have their registered offices at:

90 boulevard Pasteur
75015 Paris, France

(c)           Citizenship:

See Item 4 of each cover page.

 (d)          Title of Class of Securities:

Ordinary Shares

(e)           CUSIP Number:

92334N103

CUSIP No. 92334N103

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal DepositInsurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Amundi Group is a holding company organized under the laws of France as a société anonyme.

Amundi is an investment management company organized under the laws of France as a société anonyme.

Item 4.            Ownership

(a) Amount Beneficially Owned: See Item 9 of each cover page.

(b) Percent of Class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

CUSIP No. 92334N103

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.          Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group

Not applicable.

Item 10.            Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a French holding company and a French investment management company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No. 92334N103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2011

AMUNDI GROUP
By:	/s/ L. LEGOUET
Name: L. Legouet
Title: Amundi Group General Counsel

AMUNDI
By:	/s/ L. LEGOUET
Name: L. Legouet
Title: Amundi General Counsel

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement